SS 2/27/06

06002213

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 15 2006
WASH. D.C.
209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44664

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACVEST ASSOCIATES, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use PO Box No.)

17 TRIPP ROAD
(No. and Street)

WOODSTOCK (CITY) CT (state) 06291 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT MANN 800-397-0722
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

3/11/06

OATH OR AFFIRMATION

I, Robert Mann swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacvest Associates, Inc., as of December 31, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Lynn L. Krajewski
NOTARY PUBLIC
My Commission Expires June 30, 2007

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and Unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e) (3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Pacvest Associates, Inc.

In planning and performing our audit of the financial statements of Pacvest Associates, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded againstloss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA P.C.

Harvey E Karll CPA, P.C.
Newburyport, Massachusetts
February 6, 2006

Pacvest Associates, Inc.

Audited Financial Statements

For The Year Ended December 31, 2005

Contents

Index

*****

***

*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

Pacvest Associates, Inc.
17 Tripp Road
Woodstock, CT 06281

I have audited the accompanying Statement of Financial Condition of Pacvest Associates, Inc. as of December 31, 2005, and the related Statements of Income, Retained Earnings, and Cash Flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacvest Associates, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 6, 2006

Harvey Karll CPA P.C.

Pacvest Associates, Inc.
Statement of Financial Condition
December 31, 2005

Assets

Cash & Cash Equivalents	$ 20,883.01
Commissions Receivable	34,226.29
Deferred Taxes	2,082.27
Prepaid NASD Fees	5,315.00
Prepaid FIT	1,000.00
	$ 63,506.57

Liabilities and Stockholders Equity

Liabilities:	
Commissions Payable	$ 8,540.98
Management Fees Payable	25,685.32
	34,226.30
Stockholders Equity:	
Common stock, no par, authorized 1,500 shares issued and outstanding 100	12,228.20
Retained earnings	17,052.07
Total stockholders' equity	29,280.27
	$ 63,506.57

(See Accountant's Report & Accompanying Notes)

Pacvest Associates, Inc
Statement of Income
Twelve Months Ended December 31, 2005

	Year To Date	%
Income		
Commissions Income	$ 321,764.08	100.0
Total Income	321,764.08	100.0
General & Administrative Exp. (See Schedule A)	318,400.39	99.0
Net Income/(Loss) From Operations	3,363.69	1.0
Other Income		
Interest Income	240.43	0.1
Total Other Income	240.43	0.1
Net Income/(Loss) Before Taxes	3,604.12	1.1
Provision for Income Taxes		
Provision for SIT	677.50	0.2
Total Provision for Income Taxes	677.50	0.2
Net Income/(Loss)	$ 2,926.62	0.9

See Accountant's Report and Accompanying Notes

Pacvest Associates, Inc
Statement of Income
Twelve Months Ended December 31, 2005

	Year To Date	%
General & Administrative Exp. (Schedule A)		
Salaries - Officers	$ 52,000.00	16.2
Accounting	2,603.50	0.8
Bank Charges	233.46	0.1
Commissions Expense	33,615.44	10.4
La Salle St. Securities	42,278.81	13.1
Dues & Subscriptions	1,023.00	0.3
Licensing & Registration	10,579.50	3.3
Legal	(2,852.17)	-0.9
Management Fees	161,032.70	50.0
Outside Services	1,822.65	0.6
Rent	12,000.00	3.7
Taxes Payroll	4,063.50	1.3
Total G & A Expense	$ 318,400.39	99.0

See Accountant's Report and Accompanying Notes

Pacvest Associates, Inc
Statement of Cash Flows
Twelve Months Ended December 31, 2005

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 2,926.62	
Adjustments		
Add:		
Prepaid NASD Fees	5,953.00	
Commissions Payable	5,947.98	
Management Fees Payable	13,125.70	
Less:		
Commissions Receivable	(25,286.57)	
Accrued Expenses	(2,852.17)	
Cash from Operations		(185.44)
Cash Flows - Invested		
Investing Cash Flows		0.00
Cash Flows - Financing		
Financing Cash Flows		0.00
Cash Increase (Decrease)		(185.44)
Cash - Beginning of Year		
Cash in Bank - CT	2,734.00	
Trading Account	3,200.00	
Money Markets	15,134.45	
Total Beginning of Year		21,068.45
Cash on Statement Date		$ 20,883.01

See Accountant's Report and Accompanying Notes

Pacvest Associates, Inc.
Statement of Changes in Retained Earnings
For The Year Ended December 31, 2005

Balance at beginning of year	$14,125.45
Net Income (Loss)	2,926.52

Balance at end of year	$17,051.97
	==========

(See Accountant's Report and Accompanying Notes)

Pacvest Associates, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2005

Beginning Balance	$ 12,228.20

Ending Balance	$ 12,228.20

(See Accountant's Report & Accompanying Notes)

Pacvest Associates, Inc.
Notes to Financial Statements
December 31, 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Pacvest Associates, Inc. is a broker/dealer selling securities, mutual funds, variable annuiuies and insurance.

Method of Accounting

The corporation uses the accrual method of accounting for financial purposes and the cash basis for its tax returns.

As a result of the differences in accounting methods for financial statements and income tax purposes, there are timing differences in the accrual of the tax and the payment of the tax which result in deferred income taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Trading Account

Securities held by the corporation are valued under the market to market method.

Concentration of Credit Risk

The corporation maintaines its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranted by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2005 the corporation had nothing in excess of the FDIC insured limits.

Cash & Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

2. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $17,381 at December 31, 2005, which exceed required net capital of $5,000 by $12,381. The ratio of aggregate indebtedness to net capital at December 31, 2005 was 2.76 to 1.0.

3. ADVERTISING

The company's policy is to expense the cost of advertising as it is incurred.

4. CASH FLOWS

Cash paid for interest and income taxes is as follows:

Interest	$ 0
Taxes	$ 678

5. RELATED PARTY TRANSACTIONS

Management fees are paid to a company controlled by Robert Mann, the controlling shareholder of Pacvest Associates, Inc.. Management fees were $161,033.

6. COMMON STOCK

Common Stock, No Par Value 1500 Shares Authorized and 100 Shares Issued and Outstanding	$12,228.20

7. LEASES

The company leases its facilities on a month to month basis (tenant at will). Monthly lease payments are $1000.

8. COMPENSATED ABSENCES

Employees of the company are entitled to paid vacation and paid sick days depending on length of service. It is not practical for the company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The company policy is to recognize the costs of compensated absences when actually paid to employees.

9. FAIR VALUE OF FINANCIAL STATEMENTS

The company's financial statements are cash and cash equivalents, commissions receivable, and management fees payable. The recored values of cash and cash equivalents, commissions receivable and management fees payable approximate their fair value based on their short-term nature.

10. NET OPERATING LOSS

At December 31, 2005, the company has available unused tax net operating losses that may be applied against future taxable income and that expire as follows:

	Net Operating Loss Carryforwards		
Year of Expiration	Federal	State	Year of Expiration
2015	$24,377	$23,527	2020
2016	31,823	31,823	2021
2020	6,140	5,462	2025
	$62,340	$60,812	
	=======	=======	

Pacvest Associates, Inc
Computation of Net Capital
December 31, 2005

Net Worth		$ 29,280
Less: Haircuts	$ 302	
Non Allowable Assets	11,597	11,899
Net Capital (ANC)		17,381
Less: Capital Requirement		5,000
Excess Capital		$ 12,381
Aggregate Indebtedness (AI)		$ 34,226
Ratio of Aggregate Indebtedness To Net Capital (AI/ANC)		2.76 to 1.0

(See Accountant's Report and Accompanying Notes)

Pacvest Associates, Inc
Reconciliation of Audited vs. Unaudited Net Capital
December 31, 2005

Unaudited Net Capital	$14,292
Year End Accruals	3,089
Audited Net Capital	$17,381

(See Accountant's Report and Accompanying Notes)